 [Franklin Templeton Logo]

January 8, 2021

Filed via EDGAR

Ms. Alison White

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Subject:            Franklin Templeton ETF Trust (the “Trust”)

            (File Nos.  333-208873; 811-23124)

Dear Ms. White:

On behalf of the Trust, submitted herewith via the EDGAR system is the response to the additional comment conveyed by the staff of the U.S. Securities and Exchange Commission via telephone to J. Stephen Feinour, Jr. with regard to Post-Effective Amendment Nos. 71/75 to the Trust’s Registration Statement on Form N-1A (the “Amendment”), which was filed with the Commission on October 8, 2020, under the Securities Act of 1933 and the Investment Company Act of 1940, as amended, to register a new series of the Trust to be designated as the Franklin Exponential Data ETF (the “Fund”).  Terms not defined herein have the meaning set forth for that term in the Amendment.

1.         Comment:  Please quantify or describe more precisely how the investment manager determines that a company is “substantially focused on and/or [is] expected to substantially benefit from” the Fund’s investment theme of exponential data in the investment process disclosure in both the Item 4 and Item 9 sections of the Fund’s prospectus.

            Response:  In response to this comment, the investment process disclosure in the Item 4 and Item 9 sections of the Fund’s prospectus has been revised as follows (the below shows changes to the version of the disclosure included in the Amendment):

In selecting companies that the investment manager believes are relevant to the Fund’s investment theme of exponential data, the investment manager seeks to identify, using its own fundamental, “bottom-up” research and analysis, companies positioned to capitalize on innovations in or that are enabling the further development of the exponential data theme in the markets in which they operate. The investment manager’s internal research and analysis leverages insights from diverse sources, including external research, to develop and refine its investment theme and identify and take advantage of trends that have ramifications for individual companies or entire industries. ~~The~~In analyzing investment opportunities for the Fund, the investment manager also evaluates market segments, products, services and business models positioned to benefit significantly from innovations in data ~~collection, use and management~~products or services or the commercialization of data relative to the broad ~~securities markets~~equities market, and seeks to identify the primary beneficiaries of new trends or developments in exponential data to select investments for the Fund.  The Fund’s thematic investment process is designed to construct a portfolio of companies the investment manager believes are substantially focused on and/or are expected to substantially benefit from the exponential data theme based on a determination that exposure to the theme is driving or, in the investment manager’s opinion, will in the future drive an issuer’s growth or competitive positioning, including companies that either currently monetize data or have the potential in the future to monetize data.

Please do not hesitate to contact J. Stephen Feinour, Jr. at (215) 564-8521 if you have any questions or wish to discuss any of the responses presented above.

Very truly yours,

/s/NAVID TOFIGH

Navid Tofigh

Vice President and Secretary

Franklin Templeton ETF Trust

cc: Julie Patel